Exhibit 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii)

3. Name of person discharging managerial responsibilities/director

PETER ELLWOOD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF PERSON NAMED IN 3 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY ICI SHARES OF £1 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER ELLWOOD

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

3,428 ORDINARY ICI SHARES OF £1 EACH

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00028%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

332.75 PENCE PER SHARE

14. Date and place of transaction

30 DECEMBER 2005, THROUGH UBS INVESTMENT BANK, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

41,104 ORDINARY ICI SHARES

0.00344%

16. Date issuer informed of transaction

30 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

MR ELLWOOD HAS ELECTED TO RECEIVE A PROPORTION OF HIS ANNUAL FEE IN THE FORM OF ICI ORDINARY £1 SHARES. THE 3,428 ICI SHARES REFERRED TO IN THIS NOTIFICATION WERE PURCHASED PURSUANT TO THIS ELECTION.

24. Name of contact and telephone number for queries

ADAM WESTLEY, 020 7009 5052

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of notification

30 DECEMBER 2005

END